# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Braemar Hotels & Resorts Inc., CIK 0001574085
CUSIP: 10482B101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254
Date of event which requires filing of this statement: 03/13/2026
Amends the filing with accession number 0001193805-25-000803
Filed by CIK 0002045643
Persons authorized to receive notices and communications: Babak (Bob) Ghassemieh, 9255 Sunset Blvd., Suite UPH, West Hollywood, California (CA), 90069, (310) 503-2503

## Reporting persons
- Ghassemieh Babak (CIK 0002045643): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 25,214.14; shared voting power 0; sole dispositive power 25,214.14; shared dispositive power 2,570,735; aggregate amount beneficially owned 2,595,949.14 (3.6% of the class)
- Fred Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 1,615,437; shared voting power 0; sole dispositive power 1,615,437; shared dispositive power 0; aggregate amount beneficially owned 2,062,645 (3% of the class)
- Alex Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 51,110; shared voting power 2,518,301; sole dispositive power 51,110; shared dispositive power 2,518,301; aggregate amount beneficially owned 2,569,411 (3.6% of the class)
- Fataneh Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0% of the class)
- Ali Afshari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0% of the class)
- Mahyar Amirsaleh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 15,000; shared voting power 115,000; sole dispositive power 15,000; shared dispositive power 115,000; aggregate amount beneficially owned 115,000 (0.2% of the class)
- Lillian Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 15,000; shared voting power 65,000; sole dispositive power 15,000; shared dispositive power 65,000; aggregate amount beneficially owned 80,000 (0.1% of the class)
- Kambiz Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 20,000; shared voting power 0; sole dispositive power 20,000; shared dispositive power 0; aggregate amount beneficially owned 20,000 (0% of the class)
- Mahvash Ehsani: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 6,000; shared voting power 0; sole dispositive power 6,000; shared dispositive power 0; aggregate amount beneficially owned 6,000 (0% of the class)
- Jennifer Gareis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 5,335; shared voting power 5,735; sole dispositive power 5,335; shared dispositive power 5,735; aggregate amount beneficially owned 5,735 (0% of the class)
- Christina Matthias: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 2,000; shared voting power 0; sole dispositive power 2,000; shared dispositive power 0; aggregate amount beneficially owned 2,000 (0% of the class)
- Eric Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 500; shared voting power 0; sole dispositive power 500; shared dispositive power 0; aggregate amount beneficially owned 500 (0% of the class)
- Gavin Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 200; sole dispositive power 0; shared dispositive power 200; aggregate amount beneficially owned 200 (0% of the class)
- Sophia Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 200; sole dispositive power 0; shared dispositive power 200; aggregate amount beneficially owned 200 (0% of the class)
- Lewis Stanton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 190,093; sole dispositive power 0; shared dispositive power 190,093; aggregate amount beneficially owned 190,093 (0.3% of the class)
- Farhad Ghassemieh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 110,000; sole dispositive power 0; shared dispositive power 110,000; aggregate amount beneficially owned 110,000 (0.2% of the class)
- Cyrus Amirsaleh: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Fred Ghassemieh Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 254,354; sole dispositive power 0; shared dispositive power 254,354; aggregate amount beneficially owned 254,354 (0.4% of the class)
- Feridoon Ghassemieh Descendant's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 186,374; sole dispositive power 0; shared dispositive power 186,374; aggregate amount beneficially owned 186,374 (0.3% of the class)
- Trust FBO Feridoon Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- Trust FBO Alex Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: New York (NY); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 80,093; sole dispositive power 0; shared dispositive power 80,093; aggregate amount beneficially owned 80,093 (0.1% of the class)
- Bob Ghassemieh 2021 Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 25,000; sole dispositive power 0; shared dispositive power 25,000; aggregate amount beneficially owned 25,000 (0% of the class)
- Lillian Ghassemieh 2021 Children's Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0% of the class)
- Trust FBO Firouzeh Ghassemieh: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0% of the class)
- Alpine Lake Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)
- BL PCH LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 20,000; sole dispositive power 0; shared dispositive power 20,000; aggregate amount beneficially owned 20,000 (0% of the class)
- Pacific SHG Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 18,301; sole dispositive power 0; shared dispositive power 18,301; aggregate amount beneficially owned 18,301 (0% of the class)
- Morning View Hotels BH I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,500,000; sole dispositive power 0; shared dispositive power 2,500,000; aggregate amount beneficially owned 2,500,000 (3.5% of the class)
- Palm Lake GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 100,000; sole dispositive power 0; shared dispositive power 100,000; aggregate amount beneficially owned 100,000 (0.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Braemar Hotels & Resorts Inc.
Address of issuer's principal executive offices: 14185 DALLAS PARKWAY, SUITE 1100, DALLAS, Texas (TX), 75254

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Bob Ghassemieh were purchased with personal funds. The aggregate purchase price of the 25,214.14 Shares directly owned by Bob Ghassemieh is approximately $49,426, excluding brokerage commissions.

The Shares directly owned by Fred Ghassemieh were purchased with personal funds. The aggregate purchase price of the 1,615,437 Shares directly owned by Fred Ghassemieh is approximately $4,232,444, excluding brokerage commissions.

The Shares directly owned by Alex Ghassemieh were purchased with personal funds. The aggregate purchase price of the 51,110 Shares directly owned by Alex Ghassemieh is approximately $203,417, excluding brokerage commissions.

The Shares directly owned by Fataneh Ghassemieh were purchased with personal funds. The aggregate purchase price of the 30,000 Shares directly owned by Fataneh Ghassemieh is approximately $139,200, excluding brokerage commissions.

The Shares directly owned by Ali Afshari were purchased with personal funds. The aggregate purchase price of the 30,000 Shares directly owned by Ali Afshari is approximately $133,800, excluding brokerage commissions.

The Shares directly owned by Mahyar Amirsaleh were purchased with personal funds. The aggregate purchase price of the 15,000 Shares directly owned by Mahyar Amirsaleh is approximately $87,300, excluding brokerage commissions.

The Shares directly owned by Lillian Ghassemieh were purchased with personal funds. The aggregate purchase price of the 15,000 Shares directly owned by Lillian Ghassemieh is approximately $53,700, excluding brokerage commissions.

The Shares directly owned by Kambiz Ghassemieh were purchased with personal funds. The aggregate purchase price of the 20,000 Shares directly owned by Kambiz Ghassemieh is approximately $56,093, excluding brokerage commissions.

The Shares directly owned by Mahvash Ehsani were purchased with personal funds. The aggregate purchase price of the 6,000 Shares directly owned by Mahvash Ehsani is approximately $34,800, excluding brokerage commissions.

The Shares directly owned by Jennifer Gareis were purchased with personal funds. The aggregate purchase price of the 5,735 Shares directly owned by Jennifer Gareis is approximately $17,649, excluding brokerage commissions.

The Shares directly owned by Christina Matthias were purchased with personal funds. The aggregate purchase price of the 2,000 Shares directly owned by Christina Matthias is approximately $11,100, excluding brokerage commissions.

The Shares directly owned by Eric Ghassemieh were purchased with personal funds. The aggregate purchase price of the 500 Shares directly owned by Eric Ghassemieh is approximately $1,390, excluding brokerage commissions.

The Shares directly owned by Gavin Ghassemieh were purchased with personal funds. The aggregate purchase price of the 200 Shares directly owned by Gavin Ghassemieh is approximately $976, excluding brokerage commissions.

The Shares directly owned by Sophia Ghassemieh were purchased with personal funds. The aggregate purchase price of the 200 Shares directly owned by Sophia Ghassemieh is approximately $976, excluding brokerage commissions.

The Shares purchased by Fred Ghassemieh Children's Trust were purchased with personal funds. The aggregate purchase price of the 254,354 Shares owned directly by Fred Ghassemieh Children's Trust is approximately $1,398,947, excluding brokerage commissions.

The Shares purchased by Feridoon Ghassemieh Descendant's Trust were purchased with personal funds. The aggregate purchase price of the 186,374 Shares owned directly by Feridoon Ghassemieh Descendant's Trust is approximately $557,258, excluding brokerage commissions.

The Shares purchased by Trust FBO Feridoon Ghassemieh were purchased with personal funds. The aggregate purchase price of the 100,000 Shares owned directly by Trust FBO Feridoon Ghassemieh is approximately $236,000, excluding brokerage commissions.

The Shares purchased by Trust FBO Alex Ghassemieh were purchased with personal funds. The aggregate purchase price of the 80,093 Shares owned directly by Trust FBO Alex Ghassemieh is approximately $395,659, excluding brokerage commissions.

The Shares purchased by Bob Ghassemieh 2021 Children's Trust were purchased with personal funds. The aggregate purchase price of the 25,000 Shares owned directly by Bob Ghassemieh 2021 Children's Trust is approximately $76,750, excluding brokerage commissions.

The Shares purchased by Lillian Ghassemieh 2021 Children's Trust were purchased with personal funds. The aggregate purchase price of the 20,000 Shares owned directly by Lillian Ghassemieh 2021 Children's Trust is approximately $55,200, excluding brokerage commissions.

The Shares purchased by Trust FBO Firouzeh Ghassemieh were purchased with personal funds. The aggregate purchase price of the 10,000 Shares owned directly by Trust FBO Firouzeh Ghassemieh is approximately $40,800, excluding brokerage commissions.

The Shares purchased by Alpine Lake were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 100,000 Shares owned directly by Alpine Lake is approximately $228,000, excluding brokerage commissions.

The Shares purchased by BL PCH were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 20,000 Shares owned directly by BL PCH is approximately $47,800, excluding brokerage commissions.

The Shares purchased by Pacific SHG were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 18,301 Shares owned directly by Pacific SHG is approximately $69,543, excluding brokerage commissions.

The units of the Operating Partnership (as defined below) held by Morning View Hotels were received in connection with the acquisition of a hotel by the Issuer from Morning View Hotels.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On March 13, 2026, the Issuer notified Mr. Bob Ghassemieh that it had filed a lawsuit in the United States District Court for the District of Maryland (the "Issuer Complaint") against the Reporting Persons and certain other third parties. The following description of the Issuer Complaint is qualified in its entirety by reference to the Issuer Complaint, which is attached as Exhibit 99.1 hereto and incorporated herein by reference. The Issuer Complaint alleges, among other things, that the Reporting Persons (i) breached the Cooperation Agreement (as defined and described in Amendment No. 1 to the Schedule 13D) and (ii) violated the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by failing to disclose the formation of a group on a Schedule 13D with a third party. The Issuer Complaint also alleges that Mr. Bob Ghassemieh violated Section 20(a) of the Exchange Act as a controlling person of the third party in connection with certain filings that third party made with the Securities and Exchange Commission. The Issuer seeks injunctive relief and damages.

The Reporting Persons believe the allegations set forth in the Issuer Complaint are without merit and intend to defend themselves vigorously. Reference is also made to the Reporting Persons' Amendment No. 2 to the Schedule 13D for disclosure regarding Mr. Bob Ghassemieh's reasons for resigning from the Issuer's board of directors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon a denominator of (i) 68,679,318 Shares outstanding as of March 9, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2026, (ii) certain or all of the 8,485 Shares issuable upon the conversion the Series B Preferred stock held by certain of the Reporting Persons, as applicable, and (iii) 2,500,000 Shares issuable upon the conversion of the 2,500,000 units of the Operating Partnership held by Morning View Hotels, as applicable.

As of the date hereof:

Bob Ghassemieh beneficially owned 2,595,949.14 Shares, consisting of (i) approximately 25,214.14 Shares beneficially owned directly by him, 207 Shares of which are beneficially owned of record (ii) 5,335 Shares beneficially owned directly by Jennifer Gareis (his spouse), including 2,005 Shares which are convertible from 1,500 Shares of Series B Preferred Stock, (iii) 200 Shares beneficially owned directly by Gavin Ghassemieh (his minor child), (iv) 200 Shares beneficially owned directly by Sophia Ghassemieh (his minor child), (v) 25,000 Shares beneficially owned directly by Bob Ghassemieh 2021 Children's Trust, of which he serves as Trustee, (vi) 20,000 Shares beneficially owned directly by Lillian Ghassemieh 2021 Children's Trust, of which he serves as Trustee, (xii) 20,000 Shares beneficially owned directly by BL PCH, where he serves as Manager, and (xiii) 2,500,000 Shares that may be deemed to be beneficially owned by Morning View Hotels, where he serves as Manager, that are issuable upon the conversion of 2,500,000 units of Braemar Hospitality Limited Partnership, a Delaware limited partnership (the "Operating Partnership"), constituting approximately 3.6% of the Shares outstanding.

Fred Ghassemieh beneficially owned 2,062,645 Shares, consisting of (i) 1,615,437 Shares beneficially owned directly by him, (ii) 6,480 Shares which are convertible from 4,846 Shares of Series B Preferred Stock, (iii) 254,354 Shares beneficially owned directly by Fred Ghassemieh Children's Trust, of which he serves as Trustee, and (iv) 186,374 Shares beneficially owned directly by Feridoon Ghassemieh Descendant's Trust, of which he serves as Trustee, constituting approximately 3.0% of the Shares outstanding.

Alex Ghassemieh beneficially owned 2,569,411 Shares, consisting of (i) 51,110 Shares beneficially owned directly by him, (ii) 18,301 Shares beneficially owned directly by Pacific SHG, where he serves as Manager, and (iii) 2,500,000 Shares that may be deemed to be beneficially owned by Morning View Hotels, where he serves as Manager, that are issuable upon the conversion of 2,500,000 units of the Operation Partnership, constituting approximately 3.6% of the Shares outstanding.

Fataneh Ghassemieh beneficially owned directly 30,000 Shares, constituting less than 1% of the Shares outstanding.

Ali Afshari beneficially owned directly 30,000 Shares, constituting less than 1% of the Shares outstanding.

Mahyar Amirsaleh beneficially owned 115,000 Shares consisting of (i) 15,000 Shares beneficially owned directly by her and (ii) 100,000 Shares beneficially owned directly by Alpine Lake, where she serves as Manager, constituting less than 1% of the Shares outstanding.

Lillian Ghassemieh beneficially owned 80,000 Shares, consisting of (i) 15,000 Shares beneficially owned directly by her, (ii) 25,000 Shares beneficially owned directly by Bob Ghassemieh 2021 Children's Trust, of which she serves as Trustee, (iii) 20,000 Shares beneficially owned directly by Lillian Ghassemieh 2021 Children's Trust, of which she serves as Trustee, and (iv) 20,000 Shares beneficially owned directly by BL PCH, where she serves as Manager, constituting less than 1% of the Shares outstanding.

Kambiz Ghassemieh beneficially owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.

Mahvash Ehsani beneficially owned directly 6,000 Shares, constituting less than 1% of the Shares outstanding.

Jennifer Gareis beneficially owned 5,735 Shares, consisting of (i) 3,330 Shares beneficially owned directly by her, (ii) 2,005 Shares which are issuable upon the conversion of 1,500 Shares of Series B Preferred Stock, (iii) 200 Shares beneficially owned directly by Gavin Ghassemieh (her minor child), and (iv) 200 Shares beneficially owned directly by Sophia Ghassemieh (her minor child), constituting less than 1% of the Shares outstanding.

Christina Matthias beneficially owned directly 2,000 Shares, constituting less than 1% of the Shares outstanding.

Eric Ghassemieh beneficially owned directly 500 Shares, constituting less than 1% of the Shares outstanding.

Gavin Ghassemieh beneficially owned directly 200 Shares, constituting less than 1% of the Shares outstanding.

Sophia Ghassemieh beneficially owned directly 200 Shares, constituting less than 1% of the Shares outstanding.

Lewis Stanton beneficially owned 190,093 Shares, consisting of (i) 100,000 Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, of which he serves as Trustee, (ii) 80,093 Shares beneficially owned directly by Trust FBO Alex Ghassemieh, of which he serves as Trustee, and (iii) 10,000 Shares beneficially owned directly by Trust FBO Firouzeh Ghassemieh, of which he serves as Trustee, constituting less than 1% of the Shares outstanding.

Farhad Ghassemieh beneficially owned 110,000 Shares, consisting of (i) 100,000 Shares beneficially owned directly by Trust FBO Feridoon Ghassemieh, of which he serves as Trustee, and (ii) 10,000 Shares beneficially owned directly by Trust FBO Firouzeh Ghassemieh, of which he serves as Trustee, constituting less than 1% of the Shares outstanding.

Cyrus Amirsaleh beneficially owned the 100,000 Shares beneficially owned directly by Alpine Lake, where he serves as Manager, constituting less than 1% of the Shares outstanding.

Fred Ghassemieh Children's Trust beneficially owned directly 254,354 Shares, constituting less than 1% of the Shares outstanding.

Feridoon Ghassemieh Descendant's Trust beneficially owned directly 186,374 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Feridoon Ghassemieh beneficially owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Alex Ghassemieh beneficially owned directly 80,093 Shares, constituting less than 1% of the Shares outstanding.

Bob Ghassemieh 2021 Children's Trust beneficially owned directly 25,000 Shares, constituting less than 1% of the Shares outstanding.

Lillian Ghassemieh 2021 Children's Trust beneficially owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.

Trust FBO Firouzeh Ghassemieh beneficially owned directly 10,000 Shares, constituting less than 1% of the Shares outstanding.

Alpine Lake beneficially owned directly 100,000 Shares, constituting less than 1% of the Shares outstanding.

BL PCH beneficially owned directly 20,000 Shares, constituting less than 1% of the Shares outstanding.

Pacific SHG beneficially owned directly 18,301 Shares, constituting less than 1% of the Shares outstanding.

Palm Lake GP beneficially owned 100,000 Shares, consisting of the 100,000 Shares beneficially owned directly by Alpine Lake, as its general partner, constituting less than 1% of the Shares outstanding.

Morning View Hotels may be deemed to beneficially own the 2,500,000 Shares issuable upon the conversion of the 2,500,000 units of the Operating Partnership, constituting approximately 3.5% of the Shares outstanding.

Each of the Reporting Persons may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 5,136,598.14 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 7.2% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

Exhibit 1 annexed hereto sets forth all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. Except as otherwise set forth therein, all of such transactions were effected in the open market.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities

99.1 - Complaint Filed by the Issuer on March 11, 2026

## Signatures
- Ghassemieh Babak: /s/ Babak Ghassemieh, Babak Ghassemieh (03/17/2026)
- Fred Ghassemieh: /s/ Fred Ghassemieh, Fred Ghassemieh (03/17/2026)
- Alex Ghassemieh: /s/ Alex Ghassemieh, Alex Ghassemieh (03/17/2026)
- Fataneh Ghassemieh: /s/ Fataneh Ghassemieh, Fataneh Ghassemieh (03/17/2026)
- Ali Afshari: /s/ Ali Afshari, Ali Afshari (03/17/2026)
- Mahyar Amirsaleh: /s/ Mahyar Amirsaleh, Mahyar Amirsaleh (03/17/2026)
- Lillian Ghassemieh: /s/ Lillian Ghassemieh, Lillian Ghassemieh (03/17/2026)
- Kambiz Ghassemieh: /s/ Kambiz Ghassemieh, Kambiz Ghassemieh (03/17/2026)
- Mahvash Ehsani: /s/ Mahvash Ehsani, Mahvash Ehsani (03/17/2026)
- Jennifer Gareis: /s/ Jennifer Gareis, Jennifer Gareis (03/17/2026)
- Christina Matthias: /s/ Christina Matthias, Christina Matthias (03/17/2026)
- Eric Ghassemieh: /s/ Eric Ghassemieh, Eric Ghassemieh (03/17/2026)
- Gavin Ghassemieh: /s/ Jennifer Gareis, Jennifer Gareis, on behalf of minor child Gavin Ghassemieh (03/17/2026)
- Sophia Ghassemieh: /s/ Jennifer Gareis, Jennifer Gareis, on behalf of minor child Sophia Ghassemieh (03/17/2026)
- Lewis Stanton: /s/ Lewis Stanton, Lewis Stanton (03/17/2026)
- Farhad Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh (03/17/2026)
- Cyrus Amirsaleh: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh (03/17/2026)
- Fred Ghassemieh Children's Trust: /s/ Fred Ghassemieh, Fred Ghassemieh, Trustee (03/17/2026)
- Feridoon Ghassemieh Descendant's Trust: /s/ Fred Ghassemieh, Fred Ghassemieh, Trustee (03/17/2026)
- Trust FBO Feridoon Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh, Trustee (03/17/2026)
- Trust FBO Alex Ghassemieh: /s/ Lewis Stanton, Lewis Stanton, Trustee (03/17/2026)
- Bob Ghassemieh 2021 Children's Trust: /s/ Babak Ghassemieh, Babak Ghassemieh, Trustee (03/17/2026)
- Lillian Ghassemieh 2021 Children's Trust: /s/ Babak Ghassemieh, Babak Ghassemieh, Trustee (03/17/2026)
- Trust FBO Firouzeh Ghassemieh: /s/ Farhad Ghassemieh, Farhad Ghassemieh, Trustee (03/17/2026)
- Alpine Lake Partners, LP: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh, Manager (03/17/2026)
- BL PCH LLC: /s/ Babak Ghassemieh, Babak Ghassemieh, Manager (03/17/2026)
- Pacific SHG Ventures, LLC: /s/ Alex Ghassemieh, Alex Ghassemieh, Manager (03/17/2026)
- Morning View Hotels BH I, LLC: /s/ Babak Ghassemieh, Babak Ghassemieh, Manager (03/17/2026)
- Palm Lake GP, LLC: /s/ Cyrus Amirsaleh, Cyrus Amirsaleh, Manager (03/17/2026)